Exhibit 99.2

SHARE SALE AGREEMENT
股份买卖协议

in respect of the 14,000 ordinary shares in PT Fine Carbon Credit Indonesia
关于 PT Fine Carbon Credit Indonesia 的 14,000 股普通股

DATED: 2 June 2026

日期：2.6.2026

BETWEEN:

签署双方：

HONG KONG FINE TECHNOLOGY CO., LIMITED (Company No. 3312746), a company incorporated in Hong Kong and having its registered address at Unit A7, 12th Floor, Star Ferry Building, 34 Raymond Road, Tsim Sha Tsui, Kowloon, Hong Kong (as “Vendor”);

香港泛盈科技有限公司（公司编号：3312746），一家在香港注册成立的公司，其注册地址位于香港九龙尖沙咀亚士厘道34号天星大厦12楼A7室（作为“卖方”）；

AND

及

V GALLANT LIMITED (BVI Company No. 2156042), a company incorporated in British Virgin Islands and having its business address at registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (as “Purchaser”).

威豪有限公司（英属维尔京群岛公司编号：2156042），一家在英属维尔京群岛注册成立的公司，其商业地址位于其注册办事处：Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands（作为“买方”）。

THIS SHARE SALE AGREEMENT is made on 2nd June 2026.

本股份买卖协议由以下双方于 2.6.2026 签署：

BETWEEN THE PARTIES AS STATED ABOVE.

由上述声明的双方签署。

(each a “Party” and collectively, the “Parties” or where the context permits or requires, any one or both of them).

（以上每称“一方”，合称“双方”，或根据上下文允许或要求，指其中任一方或双方）。

WHEREAS:

鉴于：

A. PT Fine Carbon Credit Indonesia (Indonesia Company No: AHU-0020698.AH.01.01.), is a company incorporated in Indonesia and having its registered office at PIK Golf Island, Ruko Beach Boulevard Blok D, No. 9, Kamal Muara, Penjaringan, Jakarta Utara, DKI Jakarta, 14460, Indonesia (“Company”).

A. PT Fine Carbon Credit Indonesia（印度尼西亚公司编号：AHU-0020698.AH.01.01.）是一家在印度尼西亚注册成立的公司，其注册办事处位于 PIK Golf Island, Ruko Beach Boulevard Blok D, No. 9, Kamal Muara, Penjaringan, Jakarta Utara, DKI Jakarta, 14460, Indonesia（下称“公司”）。

B. The Vendor is the legal and beneficial owner of 70% of the issued and paid-up capital of the Company made up of 14,000 ordinary shares.

B. 卖方是公司已发行及实缴股本中 70% 的法定及实益所有人，该股本由 14,000 股普通股组成。

C. The shares to be sold as defined under Clause 1.1 of this Agreement, shall be referred to as the “Sale Shares”.

C. 根据本协议第 1.1 条的定义，拟出售的股份应简称为“销售股份”。

D. The Vendor is desirous of selling and transferring to the Purchaser and the Purchaser is desirous of purchasing and accepting the transfer of the Sale Shares, free of all Encumbrances whatsoever, together with all rights and benefits whatsoever attaching thereto as from the Completion Date, upon the terms and conditions herein.

D. 卖方渴望向买方出售并转让销售股份，且买方渴望向卖方购买并接受销售股份的转让，该等股份不带任何权利负担，且自交割日起附带与其相关的所有权利和利益，均须遵守本协议项下的条款和条件。

NOW IT IS HEREBY AGREED as follows:

据此，双方达成协议如下：

1. DEFINITIONS AND INTERPRETATION

1. 定义与解释

1.1 Definitions

1.1 定义

In this Agreement, unless the context otherwise requires, the following expressions shall have the meanings set out below:

在本协议中，除非上下文另有要求，下列词语具有如下含义：

Term / 词语	Meaning / 含义
“Agreement”	means this share sale agreement; “协议”指本股份买卖协议；

“Business Day”

means a day other than a Saturday, Sunday, or a public holiday when commercial banks are open for business in the Federal Territory of Kuala Lumpur, Malaysia;

“工作日”指除星期六、星期日或马来西亚吉隆坡联邦直辖区商业银行开门营业的法定节假日以外的日期；

“Carbon Agreements”

means the four (4) long-term exclusive partnership agreements entered into between the Company and each of the Land Entities respectively, for the assessment, development and sale of carbon credits derived from forest resources;

“碳协议”指公司与各土地实体分别签署的四（4）份长期独家伙伴关系协议，旨在评估、开发和销售源自森林资源的碳信用；

“Carbon Unit Registry”	means the SRUK (Sistem Registrasi Unit Karbon) established under Indonesian law for the registration of carbon units and their associated ownership; “碳单位登记处”指根据印度尼西亚法律设立的用于登记碳单位及其相关所有权的 SRUK（碳单位登记系统）；

“Communication”	has the meaning ascribed to it in Clause 12.2; “通讯”具有本协议第 12.2 条所赋予的含义；

“Company”	has the meaning ascribed to it in Recital A; “公司”具有鉴于条款 A 所赋予的含义；

“Completion”	means the completion of transfer of the Sale Shares in accordance with this Agreement; “交割”指根据本协议完成销售股份的转让；

“Completion Date”	means the date on which Completion takes place; “交割日”指进行交割的日期；

“Consideration Shares”	means the 60,000,000 Class A shares and 5,000,000 Class B shares of the Purchaser; “对价股份”指买方的 60,000,000 股 A 类股份和 5,000,000 股 B 类股份；

“Encumbrance”

includes any interest or equity of any person (including, without prejudice to the generality of the foregoing, any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security, claim, agreement or arrangement of whatsoever nature;

“权利负担”包括任何人的任何权益或股权（包括但不限于获取权、期权或优先购买权）或任何性质的抵押、质押、留置、转让、押汇、担保权益、所有权保留或任何其他担保、索赔、协议或安排；

“Forest Utilisation Permit”

means collectively the PBPH (Perizinan Berusaha Pemanfaatan Hutan) or any predecessor IUPHHK licence held by each Land Entity in respect of its respective Site.

“森林利用许可”统指各土地实体就其各自场地持有的 PBPH（森林利用商业许可）或任何前身 IUPHHK 许可证。

“Land Entities”

means PT Samudera Rejeki Perkasa, PT Mutiara Alas Khatulistiwa, PT Kalteng Green Resources, and PT Karyarekanan Binabersama;

“土地实体”指 PT Samudera Rejeki Perkasa、PT Mutiara Alas Khatulistiwa、PT Kalteng Green Resources 及 PT Karyarekanan Binabersama；

“Purchase Consideration”	has the meaning ascribed to it in Clause 3; “购买对价”具有第 3 条所赋予的含义；

“Rescission Notice”	means a written notice served by one Party to another exercising the Right of Rescission under Clause 11; “解除通知”指一方向另一方送达的、行使第 11 条项下解除权的书面通知；

“Rescission Window”	means the period from the Completion Date to the date falling twelve (12) months after the Completion Date; “解除窗口期”指自交割日起至交割日后满十二（12）个月之日止的期间；

“Right of Rescission”	has the meaning given in Clause 11.7; “解除权”具有第 11.7 条所赋予的含义；

“Sale Shares”	the total of 14,000 of the Company’s ordinary shares; and “销售股份”指合共 14,000 股的公司普通股；及

“Sites”	means the four (4) areas of forest land in respect of which the Land Entities hold their respective Forest Utilisation Permits. “场地”指土地实体持有其各自森林利用许可的四（4）处森林土地区域。

1.2 Interpretation

1.2 解释

1.2.1 words denoting one gender include the other gender and neuter gender and words denoting the singular include the plural and vice versa;

表示某一性别的词语包括其他性别及中性，表示单数的词语包括复数，反之亦然；

1.2.2 an expression importing a natural person includes any corporation or other body corporate, partnership, association, public authority, two or more persons having a joint or common interest, or any other legal or commercial entity or undertaking;

指自然人的表述包括任何公司或其他法人团体、合伙企业、协会、公共机构、具有共同或联合利益的两人或多人，或任何其他法律或商业实体或企业；

1.2.3 any part of speech or grammatical form of a word or phrase defined in this Agreement has a corresponding meaning;

本协议中定义的词语或短语的任何词性或语法形式均具有相应的含义；

1.2.4 where a word or phrase indicates an exception to any of the provisions of this Agreement, and a wider construction is possible, such word or phrase is not to be construed ejusdem generis with any of the foregoing words or phrases and where a word or phrase serves only to illustrate or emphasise any of the provisions of this Agreement, such word or phrase is not to be construed, or to take effect, as limiting the generality of such provision;

若某个词语或短语表示对本协议任何规定的例外，且存在更广泛解释的可能性，则该词语或短语不应被解释为与前述任何词语或短语属于同一种类（ejusdem generis）；且若某个词语或短语仅用于说明或强调本协议的任何规定，则该词语或短语不应被解释为或在生效时限制该规定的普遍性；

1.2.5 any reference to a recital, sub-paragraph, paragraph, clause, schedule or party is to the relevant recital, sub-paragraph, paragraph, clause, schedule or party of, or to, this Agreement and any reference to this Agreement or any of the provisions hereof includes all amendments and modifications made to this Agreement or any such provisions as may be mutually agreed in writing by the Parties, from time to time and in force;

凡提及鉴于条款、子段落、段落、条款、附表或当事方的，均指本协议的有关鉴于条款、子段落、段落、条款、附表或当事方，且凡提及本协议或其任何规定时，均包括双方不时以书面形式相互同意并生效的对本协议或该等规定的所有修订和修改；

1.2.6 any reference to any statute or statutory provision includes a reference to that statute or statutory provision as from time to time amended, extended or re-enacted and shall include all by-laws, instruments, orders, rules and regulation made thereunder;

凡提及任何法律或法定规定，均包括对该法律或法定规定的随时修订、延伸或重新制定的引用，并应包括据此制定的所有附则、法律文书、命令、规则和规章；

1.2.7 any reference to a “business day” is to a day (not being a public holiday in Kuala Lumpur or a Saturday or Sunday) on which banks licensed to carry on banking business under the relevant laws, are open for business in Kuala Lumpur and any reference to a “day”, “week”, “month” or “year” is to that day, week, month or year in accordance with the Gregorian calendar;

凡提及“工作日”，均指获许可根据相关法律在吉隆坡经营银行业务的银行在吉隆坡开门营业的日子（不包括吉隆坡的法定节假日、星期六或星期日）；凡提及“日”、“周”、“月”或“年”，均指公历的该日、该周、该月或该年；

1.2.8 if any period of time is specified from a given day, or the day of a given act or event, it is to be calculated exclusive of that day and if any period of time falls on a day which is not a Business Day, then that period is to be deemed to only expire on the next Business Day;

若从特定日期或特定行为或事件发生之日起计算任何期限，则该期限的计算应不包括该日；若任何期限的到期日不是工作日，则该期限应视为在下一个工作日才届满；

1.2.9 the recitals to this Agreement shall have effect and be construed as an integral part of this Agreement, but in the event of any conflict or discrepancy between any of the provisions of this Agreement, such conflict or discrepancy shall, for the purposes of the interpretation and enforcement of this Agreement, be resolved by giving the provisions contained in the clauses of this Agreement priority and precedence over the provisions contained in the recitals to this Agreement;

本协议的鉴于条款应具有法律效力，并应被视为本协议不可分割的一部分，但如果本协议的任何规定之间存在任何冲突或差异，为了解释和执行本协议，应通过赋予本协议正文条款中的规定优先于本协议鉴于条款中的规定的地位来解决该等冲突或差异；

1.2.10 a warranty, representation, undertaking, indemnity, covenant or agreement on the part of two or more persons binds them jointly and severally;

两人或多人作出的保证、陈述、承诺、补偿、契约或协议，对其具有共同及连带的约束力；

1.2.11 any agreement, notice, consent, approval, disclosure or communication under or pursuant to this Agreement shall be in writing;

根据本协议或依据本协议作出的任何协议、通知、同意、批准、披露或通讯均应采用书面形式；

1.2.12 words denoting an obligation on a party to do an act, matter or thing includes an obligation to procure that it be done or words placing a party under a restriction include an obligation not to permit an infringement of the restriction;

表示一方有义务从事某项行为、事项或事情的词语，包括促使该等行为、事项或事情得以履行的义务；限制一方的词语包括不得允许违反该限制的义务；

1.2.13 a reference to “United States Dollars” or “USD” shall be construed as the lawful currency of the United States of America;

凡提及“美元”或“USD”，均应解释为美利坚合众国的法定货币；

1.2.14 a reference to a party to a document includes that party’s successors and permitted assigns; and

凡提及某份文件的当事方，均包括该当事方的继承人和允许的受让人；及

1.2.15 no rule for the construction or interpretation of contracts shall apply to the disadvantage of a party for the reason that the party was responsible for the preparation of this Agreement or any part of it.

不得因某一方负责起草本协议或其任何部分，而适用任何对该方不利的合同解释或构建规则。

2. SALE AND PURCHASE OF SALE SHARES

2. 销售股份的买卖

Subject to the terms and conditions of this Agreement:

根据本协议的条款和条件：

2.1 the Vendor shall sell and transfer to the Purchaser the Sale Shares free from all Encumbrances and together with all rights and benefits attaching thereto; and

2.1 卖方应向买方出售并转让销售股份，该等股份不带任何权利负担，并附带与其相关的所有权利和利益；及

2.2 the Purchaser shall purchase and accept the transfer of the Sale Shares from the Vendor free from all Encumbrances and together with all rights and benefits attaching thereto.

2.2 买方应向卖方购买并接受销售股份的转让，该等股份不带任何权利负担，并附带与其相关的所有权利和利益。

3. CONSIDERATION

3. 对价

3.1 Purchase Consideration

3.1 购买对价

The consideration for the sale and purchase of the Sale Shares shall be United States Dollars Sixty Five Thousand (USD65,000.00) only (“Purchase Consideration”).

销售股份买卖的对价应仅为六十五千美元（USD 65,000.00）（下称“购买对价”）。

3.2 Share Issuance

3.2 股份发行

The Purchaser shall pay the Purchase Consideration by way of issuance of the Consideration Shares to the Vendor or any other parties as instructed by the Vendor on the Completion Date, which shall comprise and carry the following rights:

买方应在完成日通过向卖方或卖方指定的任何其他方发行对价股份的方式支付购买对价，该等股份应包含并享有以下权利：

3.2.1 Class A Shares (Ordinary Shares): Sixty million (60,000,000) Class A shares, ranking as standard ordinary shares in the capital of the Purchaser, entitling the holder to one (1) vote per share on all shareholder resolutions.

3.2.1 A 类股份（普通股）：六千万（60,000,000）股 A 类股份，作为买方股本中的标准普通股，使持有人在所有股东决议中享有每股一（1）票的表决权。

3.2.2 Class B Shares (Supervoting Shares): Five million (5,000,000) Class B shares, ranking as supervoting shares in the capital of the Purchaser, entitling the holder to twenty (20) votes per share on all shareholder resolutions.

3.2.2 B 类股份（超级表决权股）：五百万（5,000,000）股 B 类股份，作为买方股本中的超级表决权股，使持有人在所有股东决议中享有每股二十（20）票的表决权。

3.3 The Parties explicitly acknowledge and agree that Class B Shares shall be pari passu in all respects, including with respect to rights upon liquidation of the Company.

3.3 双方明确承认并同意，B 类股份在所有方面均具有同等地位（pari passu），包括在公司清算时享有的权利。

3.4 The Class B Shares shall not be entitled to dividends.

3.4 B 类股份不享有股息分配权。

4. CONDITIONS PRECEDENT

4. 先决条件

4.1 The obligations of the Purchaser to complete the purchase of the Sale Shares are conditional upon satisfaction (or written waiver by the Purchaser) of each of the following conditions on or before the Completion Date:

4.1 买方完成购买销售股份的义务取决于在交割日或交割日之前满足（或由买方书面豁免）以下各项条件：

4.1.1 the Vendor’s Warranties in Schedule 1 shall be true and accurate in all material respects as at the Completion Date as if made on that date; and

4.1.1 附表 1 中的卖方保证在交割日应在所有重大方面均真实且准确，如同在交割日作出一样；及

4.1.2 no governmental authority, court, or regulatory body shall have issued any order, decree, or injunction that restrains, prevents, or materially alters the terms of the transaction contemplated by this Agreement.

4.1.2 没有任何政府机构、法院或监管机构发布任何限制、阻止或重大改变本协议拟定交易条款的命令、法令或禁令。

4.2 If the Condition Precedent in Clause 4.1 is not satisfied or waived by the Purchaser in writing on or before the Completion Date, the Purchaser shall be entitled by written notice to the Vendor to terminate this Agreement, whereupon neither Party shall have any further obligation to the other save for obligations already accrued and save for the provisions of Clauses 13 and 14 which shall survive termination.

4.2 若第 4.1 条项下的先决条件在交割日或交割日之前未得到满足或未获买方书面豁免，则买方有权通过向卖方发出书面通知来终止本协议，此后，除已产生的义务以及在终止后继续有效的第 13 条和第 14 条规定外，任何一方均不对另一方承担任何进一步的义务。

5. COMPLETION

5. 交割

5.1 When Completion Takes Place

5.1 交割何时进行

Subject to (a) the terms and conditions of this Agreement, (b) the Parties complying with all its obligations herein and any other covenants given on or prior to the Completion Date, (c) there being no breach of or non-compliance with any term, condition, undertaking or warranty, Completion shall take place immediately on the date of the execution of the Agreement or on the date agreed in writing between the Parties, at the office of the Company or at such other venue mutually agreed between the Vendor and the Purchaser.

在满足以下条件的前提下：(a) 本协议的条款和条件，(b) 双方遵守其在交割日或之前承担的所有义务及给出的任何其他契约，(c) 未违反或未遵守任何条款、条件、承诺或保证，交割应在本协议签署之日或双方书面同意的日期，在公司办公室或卖方与买方共同商定的其他地点立即进行。

5.2 Mechanism of Completion

5.2 交割机制

On the Completion Date, the Vendor shall deliver the following documents (“Relevant Documents”) to the Purchaser:

在交割日，卖方应向买方交付以下文件（下称“相关文件”）：

5.2.1 duly executed but undated share transfer forms in respect of the Sale Shares; and

5.2.1 就销售股份正式签署但未填明日期的股份转让表格；及

5.2.2 duly executed but undated resolutions of the board of directors of the Company approving the transfer of the Sale Shares from the Vendor to the Purchaser as the registered and beneficial owner of the Sale Shares in the register of members of the Company.

5.2.2 正式签署但未填明日期的公司董事会决议，批准将销售股份从卖方转让给买方，使其成为公司股东名册中销售股份的登记和实益所有人。

5.3 Return of Relevant Documents

5.3 相关文件的退还

If this Agreement is rescinded or lawfully terminated in accordance with the terms of this Agreement, the Vendor shall be entitled to have returned to it the Relevant Documents.

5.3 如果本协议根据本协议条款被解除或合法终止，卖方有权收回相关文件。

5.4 Master Agreement Precedence

5.4 主协议优先原则

The Parties acknowledge and agree that for the purpose of complying with Indonesian law and effecting the registration of the share transfer with the Ministry of Law and Human Rights (Kemenkumham), they shall execute a Notarial Deed of Share Transfer (Akta Jual Beli Saham) before an Indonesian notary. In the event of any conflict, discrepancy, or inconsistency between the terms of this Agreement and the terms of the said Notarial Deed, the terms and conditions of this Agreement shall prevail as between the Parties to the fullest extent permitted by law.

5.4 双方承认并同意，为了遵守印度尼西亚法律并向印度尼西亚法律与人权部（Kemenkumham）办理股份转让登记，双方应在印度尼西亚公证人面前签署一份股份转让公证契据（Akta Jual Beli Saham）。如果本协议条款与上述公证契据条款之间存在任何冲突、差异或不一致，在法律允许的最大范围内，双方之间的法律关系应以本协议的条款和条件为准。

5.5 Further Assurance for Indonesian Transfer

5.5 印度尼西亚转让的进一步保证

The Vendor irrevocably undertakes to:

卖方不可撤销地承诺：

5.5.1 execute the Notarial Deed of Share Transfer in a form consistent with this Agreement;

5.5.1 签署与本协议形式一致的股份转让公证契据；

5.5.2 provide all corporate documents, tax identification (NPWP), and identity documents of its directors required by the Indonesian notary; and

5.5.2 提供印度尼西亚公证人要求的所有公司文件、税务识别号（NPWP）以及其董事的身份证明文件；及

5.5.3 procure that the Company’s board of commissioners and/or other shareholders provide any necessary waivers or approvals required under the Company’s Articles of Association or Indonesian law to validly effect the transfer.

5.5.3 促使公司监事会和/或其他股东提供根据公司章程或印度尼西亚法律有效实施该等转让所需的任何必要豁免或批准。

5.6 With effect from the Completion Date and pending the formal re-registration of the Sale Shares in the name of the Purchaser with Kemenkumham:

5.6 自交割日起，在向 Kemenkumham 正式办理销售股份更名登记至买方名下期间：

5.6.1 the Purchaser shall be the sole legal and beneficial owner of the Sale Shares, entitled to all rights, benefits, and economic interests attaching thereto including dividends and distributions, notwithstanding that re-registration may not yet be completed;

5.6.1 尽管更名登记可能尚未完成，买方仍应为销售股份的唯一法定及实益所有人，有权享有附属于其中的所有权利、利益和经济权益（包括股息和分配）；

5.6.2 the Vendor shall exercise all rights attaching to the Sale Shares solely on the Purchaser’s written instructions and shall not vote, approve any resolution, or act as registered shareholder without the Purchaser’s prior written consent;

5.6.2 卖方应仅根据买方的书面指示行使附属于销售股份的所有权利，未经买方事先书面同意，不得进行表决、批准任何决议或以登记股东身份行事；

5.6.3 the Vendor shall, upon the Purchaser’s request, following Completion, promptly procure the reconstitution of the boards of the Company and each Land Entity to reflect the Purchaser’s nominees, the updating of all signing authorities and bank mandates, and the conduct of business in accordance with the Purchaser’s directions;

5.6.3 交割后，卖方应在买方提出请求时，立即促使重组公司及各土地实体的董事会，以反映买方提名的人选，更新所有签字权和银行授权，并根据买方的指示开展业务；

5.6.4 to the extent the Vendor remains the registered holder pending re-registration, it holds the Sale Shares on bare trust absolutely for the Purchaser and shall account for all benefits received in respect thereof;

5.6.4 在待更名登记期间，在卖方仍为登记持有人的范围内，卖方纯粹作为买方的受托人绝对代持销售股份，并应说明并转交就此收到的所有利益；

5.6.5 the Vendor hereby irrevocably appoints the Purchaser and any director of the Purchaser as its attorney to exercise all rights attaching to the Sale Shares until re-registration is completed, including voting at general meetings. This power of attorney is given as security and is irrevocable.

5.6.5 卖方特此不可撤销地任命买方及买方的任何董事为其代理人，以行使附属于销售股份的所有权利，直至更名登记完成，包括在股东大会上投票。本授权书作为担保提供，且不可撤销。

6. AUDIT

6. 审计

6.1 The Vendor hereby grants the Purchaser, the right to inspect and conduct audit on the Company (“Audit”).

6.1 卖方特此授予买方检查并对公司进行审计的权利（下称“审计”）。

6.2 The Vendor and the Company agree that any and all contracts, agreements, correspondences, books, accounts and other information relating to the Company’s business or the Company’s financial position shall be made available for inspection and audit by the Purchaser and Purchaser’s third party accountants or authorised personnel.

6.2 卖方及公司同意，与公司业务或公司财务状况相关的任何及所有合同、协议、往来书信、账簿、会计账目及其他信息，均应提供给买方及买方的第三方会计师或授权人员进行检查和审计。

7. REPRESENTATIONS AND WARRANTIES

7. 陈述与保证

7.1 Each Party hereby represents and warrants to the other Party that:

7.1 各方特此向另一方陈述并保证：

7.1.1 it has full legal right and capacity to enter, execute, deliver and perform the terms and conditions of this Agreement;

7.1.1 其拥有充分的法律权利和能力来签署、执行、交付及履行本协议的条款和条件；

7.1.2 this Agreement constitutes valid, legal and binding obligations on it, enforceable in accordance with its terms; and

7.1.2 本协议构成了对其有效、合法且具有约束力的义务，可根据其条款予以执行；及

7.1.3 the execution and delivery of this Agreement and performance of the obligations contained herein will not violate any applicable laws or documents to which it is a party or by which it is bound.

7.1.3 本协议的签署、交付及其中所述义务的履行不会违反任何适用法律或其作为当事方或受其约束的任何文件。

7.2 Vendor’s Warranties

7.2 卖方保证

7.2.1 The Vendor hereby warrants to the Purchaser that the information and statements set out in the Vendor’s Warranties set out in Schedule 1 are true and fair in all respects at the date of this Agreement and will continue to be so up to and including Completion.

7.2.1 卖方特此向买方保证，附表 1 中列出的卖方保证中所包含的信息和陈述在本协议签署之日在所有方面均真实公允，并将持续保持真实公允直至并包括交割。

7.2.2 To this effect, the Vendor’s Warranties shall be deemed to be repeated on Completion as if they had been entered into afresh during the said period in relation to the facts and circumstances then existing.

7.2.2 为此，卖方保证应被视为在交割时重复作出，如同在该期间针对当时存在的事实和情况重新作出一样。

7.2.3 The Vendor acknowledge and agree that the Purchaser has entered into this Agreement in reliance on, inter alia, the Vendor’s Warranties.

7.2.3 卖方承认并同意，买方是在依赖（其中包括）卖方保证的前提下签署本协议的。

7.2.4 Each of the Vendor’s Warranties is separate and is to be construed independently of the others.

7.2.4 卖方的每项保证均是独立的，且应与其他保证分离开来独立解释。

7.2.5 If the Vendor shall become aware, or reasonably ought to be aware, of any event which occurs or matter which arises which results or may result in any of the Vendor’s Warranties being unfulfilled, untrue, misleading or incorrect, the Vendor shall promptly notify the Purchaser in writing with full details thereof.

7.2.5 若卖方知悉或理应合理知悉发生任何事件或出现任何情况，导致或可能导致任何卖方保证未实现、不真实、具有误导性或不正确，卖方应立即书面通知买方并提供其全部详细信息。

7.3 Purchaser’s Warranties

7.3 买方保证

7.3.1 The Purchaser hereby warrants to the Vendor that the information and statements set out in the Purchaser’s Warranties in Schedule 2 are true and fair in all respects at the date of this Agreement and will continue to be so up to and including Completion.

7.3.1 买方特此向卖方保证，附表 2 中列出的买方保证中所包含的信息和陈述在本协议签署之日在所有方面均真实公允，并将持续保持真实公允直至并包括交割。

7.3.2 To this effect, the Purchaser’s Warranties shall be deemed to be repeated on Completion as if they had been entered into afresh during the said period in relation to the facts and circumstances then existing.

7.3.2 为此，买方保证应被视为在交割时重复作出，如同在该期间针对当时存在的事实和情况重新作出一样。

7.3.3 The Purchaser acknowledges and agrees that the Vendor has entered into this Agreement in reliance on the Purchaser’s Warranties.

7.3.3 买方承认并同意，卖方是在依赖买方保证的前提下签署本协议的。

7.3.4 Each of the Purchaser’s Warranties is separate and is to be construed independently of the others.

7.3.4 买方的每项保证均是独立的，且应与其他保证分离开来独立解释。

7.3.5 If the Purchaser shall become aware, or reasonably ought to be aware, of any event which occurs or matter which arises which results or may result in any of the Purchaser’s Warranties being unfulfilled, untrue, misleading or incorrect, the Purchaser shall promptly notify the Vendor in writing with sufficient details thereof.

7.3.5 若买方知悉或理应合理知悉发生任何事件或出现任何情况，导致或可能导致任何买方保证未实现、不真实、具有误导性或不正确，买方应立即书面通知卖方并提供其充分的详细信息。

8. VENDOR COVENANTS

8. 卖方承诺

8.1 The Vendor shall procure that, from the date of this Agreement until the date falling three (3) years after the Completion Date, no Land Entity (and no person directly or indirectly controlling any Land Entity) shall conduct, authorise, or permit any commercial timber harvesting, logging, selective felling, or forest conversion at any Site that would:

8.1 卖方应促使，自本协议签署之日起至交割日后满三（3）年之日止，任何土地实体（及直接或间接控制任何土地实体的任何人）均不得在任何场地进行、授权或允许任何商业木材采伐、伐木、选择性采伐或森林转换，从而导致：

8.1.1 constitute a breach of the Additionality requirement under any applicable carbon crediting standard;

8.1.1 构成违反任何适用碳信用标准项下的“额外性”（Additionality）要求；

8.1.2 result in a reduction of the eligible forest area; or

8.1.2 导致合规森林面积减少；或

8.1.3 adversely affect the validity or quantum of carbon credits attributable to any Site.

8.1.3 对可归属于任何场地的碳信用的有效性或数量产生不利影响。

8.2 The Vendor shall use reasonable endeavours to cooperate with and facilitate all actions required to effect:

8.2 卖方应尽合理努力配合并促进落实以下事务所需要的一切行动：

8.2.1 the update of the SRN PPI registration to reflect the new ownership structure following Completion; and

8.2.1 更新 SRN PPI 登记，以反映交割后的新所有权结构；及

8.2.2 the update of the SRUK (Carbon Unit Registry) with correct beneficial ownership details, providing all necessary signatures, resolutions, and authorisations.

8.2.2 在 SRUK（碳单位登记处）中更新正确的受益所有权信息，并提供所有必要的签字、决议和授权。

8.3 The Vendor shall procure that between the date of this Agreement and the Completion Date, FCCI shall:

8.3 卖方应促使，自本协议签署之日起至交割日止，FCCI 应：

8.3.1 not exercise, and the Vendor shall not cause or permit FCCI to exercise, any right of termination, suspension, or material variation under any Carbon Agreement, nor create any sub-agreement, side letter, assignment, or encumbrance over FCCI’s rights under any Carbon Agreement, without the prior written consent of the Purchaser; and

8.3.1 未经买方事先书面同意，不得行使（且卖方不得导致或允许 FCCI 行使）任何碳协议项下的任何终止、暂停或重大变更的权利，亦不得对 FCCI 在任何碳协议项下的权利设立任何子协议、补充函、转让或权利负担；及

8.3.2 actively maintains buyer engagement or offtake arrangements for carbon credits generated under each Carbon Agreement, and shall notify the Purchaser immediately in writing if any carbon credits are at risk of triggering the forced transfer mechanism under Section 7.4 of any Carbon Agreement.

8.3.2 积极维护就各碳协议项下产生的碳信用额度所达成的买方接洽或包销安排，且如果任何碳信用额度存在触发任何碳协议第 7.4 节项下强制转让机制的风险，应立即书面通知买方。

9. POST-CLOSING OBLIGATIONS

9. 交割后义务

9.1 The Vendor shall procure delivery to the Purchaser, within thirty (30) Indonesia business days of the Completion Date, of the confirmation that all SRN PPI and SRUK registrations have been updated or applications lodged to reflect the new ownership structure.

9.1 卖方应促使在交割日起三十（30）个印尼工作日内向买方交付确认函，确认所有 SRN PPI 和 SRUK 登记均已完成更新或已提交申请以反映新的所有权结构。

9.2 Failure to deliver any item under Clause 9.1 within the thirty (30) Indonesia business day period, where not cured within a further fourteen (14) days following written notice from the Purchaser, specifying the relevant item(s) not delivered, shall constitute a breach entitling the Purchaser to treat such failure as a triggering event under Clause 11.1 (Vendor’s Breach), entitling the Purchaser to serve a default notice and, if unremedied, exercise the Right of Rescission, without any further notice beyond the fourteen (14) day cure notice referred to above.

9.2 如果在三十（30）个印尼工作日期限内未能交付第 9.1 条项下的任何项目，且在收到买方指出未交付相关项目的书面通知后，在进一步的十四（14）天内未能予以补救，则应构成违约，买方有权将该失败视为第 11.1 条（卖方违约）项下的触发事件，有权送达违约通知，且在未获补救的情况下行使解除权，而无需在上述十四（14）天补救通知之外再发出任何进一步通知。

10. INDEMNITIES

10. 补偿

10.1 Each Party hereby agrees to indemnify, defend, and hold harmless the other Party from and against any direct losses, damages, or liabilities arising strictly out of a breach of its respective Fundamental Warranties (defined as representations regarding corporate existence, legal capacity, authority to enter into this Agreement, and clean title to the shares being transferred or issued).

10.1 各方特此同意，由于违反其各自的根本保证（界定为关于公司存续、法律能力、签署本协议的授权以及拟转让或发行的股份之干净所有权的陈述）而严格引起的任何直接损失、损害或责任，向另一方进行补偿、为其辩护并使另一方免受损害。

10.2 Each Party acknowledges and agrees that the other Party shall not be liable, responsible, or accountable for any operational investments, expenditures, obligations, or liabilities incurred by or on behalf of such Party in the course of its own business operations prior to the date of execution of this Agreement (“Pre-Signing Liabilities”).

10.2各方承认并同意，另一方不对该方或其代表在其自身业务运营过程中、于本协议签署之日之前产生的任何运营投资、支出、义务或责任（“签署前责任”）承担任何赔偿责任、责任或义务。

10.3 For the avoidance of doubt, all Pre-Signing Liabilities of a Party, including but not limited to any debts, financial obligations, contingent liabilities, or encumbrances arising from or relating to that Party’s business operations prior to the date of this Agreement, shall remain solely the responsibility of the Party that incurred them, and no claim shall be made against the other Party in respect thereof.

10.3 为免疑义，一方的所有签署前责任，包括但不限于因该方在本协议签署之日之前的业务运营而产生或与之相关的任何债务、财务义务、或有负债或产权负担，应完全由产生该等责任的一方自行承担，不得就此向另一方提出任何索赔。

11. RIGHT OF RESCISSION

11. 解除权

11.1 The Vendor’s Breach

11.1 卖方违约

11.1.1 If the Vendor breaches any of the material or fundamental terms or conditions of this Agreement, the Purchaser shall give notice in writing to the Vendor specifying the default or breach requiring the Vendor to remedy the said default or breach within fourteen (14) days of the receipt of such notice.

11.1.1 如果卖方违反本协议的任何重大或根本性条款或条件，买方应向卖方发出书面通知，说明违约或违背之处，并要求卖方在收到该通知后十四（14）天内补救所述违约或违背行为。

11.1.2 If the Vendor fails to remedy the relevant default or breach within the said fourteen (14) days or such other period as may be mutually agreed between the Parties in writing to the satisfaction of the Purchaser, the Purchaser shall be entitled to:

11.1.2 如果卖方未能在所述十四（14）天内或双方书面共同商定的令买方满意的其他期限内补救相关违约或违背行为，买方有权：

(a) if the default or breach occurs prior to Completion, enforce this Agreement by way of specific performance; or give notice to the Vendor to terminate this Agreement.

(a) 如果违约或违背行为发生于交割前，通过实际履行（specific performance）的方式强制执行本协议；或向卖方发出终止本协议的通知。

(b) if the default or breach occurs subsequent to Completion, give notice to the Vendor to exercise its Right of Rescission under Clause 11.4.

(b) 如果违约或违背行为发生于交割后，向卖方发出通知以行使第 11.4 条项下的解除权。

11.1.3 The rights and remedies of the Parties in respect of any breach of the terms and conditions herein shall not be affected by Completion.

11.1.3 双方就违反本协议条款和条件享有的权利 and 救济不受交割的影响。

11.2 The Purchaser’s Breach

11.2 买方违约

11.2.1 Upon the Vendor becoming aware of the occurrence of any of the events stated hereunder, the Vendor shall have the right to give notice in writing to the Purchaser specifying the default or breach requiring the Purchaser to remedy the said default or breach to the satisfaction of the Vendor within fourteen (14) days or such other period as may be mutually agreed between the Parties in writing of the receipt of such notice. The events are:

11.2.1 卖方在知悉发生下述任何事件后，应有权向买方发出书面通知，说明违约或违背之处，并要求买方在收到该通知后十四（14）天内或双方书面共同商定的其他期限内，作出令卖方满意的补救。该等事件包括：

(a) Breach: the breach of any of the material or fundamental terms or conditions of this Agreement by the Purchaser or the failure to perform or observe any of the material or fundamental undertaking, obligation or agreement in this Agreement by the Purchaser.

(a) 违约：买方违反本协议的任何重大或根本条款或条件，或买方未能履行或遵守本协议中的任何重大或根本承诺、义务或协议。

(b) Insolvency Events: the appointment of a receiver, liquidator, or administrator; the filing of a winding-up petition; or the entry into any arrangement with creditors by the Purchaser.

(b) 破产事件：买方被任命接收人、清算人或管理人；提交清算/破产申请；或买方与债权人达成任何安排。

(c) Events of Default: the Purchaser commits any act or omits to do any act which results in the breach or non-fulfilment of any term or condition of any banking, finance or credit facility which has the effect of causing any of the events specified in Clauses 11.2.1(b) to occur.

(c) 违约事件：买方实施或不实施任何行为，导致任何银行、融资或信贷便利的任何条款或条件被违反或未履行，从而导致第 11.2.1(b) 条指定的任何事件发生。

11.2.2 If the Purchaser fails to remedy the relevant default or breach within the said fourteen (14) days to the satisfaction of the Vendor, the Vendor shall be entitled to:

11.2.2 如果买方未能在所述十四（14）天内作出令卖方满意的补救，则卖方有权：

(a) if the default or breach occurs prior to Completion: enforce this Agreement by way of specific performance; or give notice to the Purchaser to terminate this Agreement and thereafter this Agreement shall be deemed as terminated and neither Party shall have any further claims or actions whatsoever against the other under or arising out of this Agreement;

(a) 如果违约或违背行为发生于交割前：通过实际履行的方式强制执行本协议；或向买方发出终止本协议的通知，此后本协议应被视为终止，任何一方均不得根据本协议或因本协议而对另一方提出任何进一步的索赔或诉讼；

(b) if the default or breach occurs subsequent to Completion, give notice to the Purchaser to exercise its Right of Rescission under Clause 11.4.

(b) 如果违约或违背行为发生于交割后，向买方发出通知以行使第 11.4 条项下的解除权。

11.3 NASDAQ Listing Condition

11.3 纳斯达克上市条件

11.3.1 The absolute vesting of the Consideration Shares is strictly contingent upon the Purchaser successfully completing a public listing of its shares on the NASDAQ Stock Market (“NASDAQ Listing”) within twelve (12) months from the date of this Agreement (“Listing Deadline”).

11.3.1 对价股份的绝对归属严格取决于买方在本协议签署之日起十二（12）个月内（下称“上市截止日期”）成功在纳斯达克股票市场完成其股份的公开发行上市（下称“纳斯达克上市”）。

11.3.2 The Listing Deadline may be extended further at any time by the mutual written agreement of both Parties.

11.3.2 上市截止日期可随时通过双方相互书面协议进一步延长。

11.3.3 If the NASDAQ Listing is not completed by the Listing Deadline (or any mutually agreed extended period), either Party shall be entitled to rescind this Agreement in its entirety by serving a written notice (“Listing Rescission Notice”) on the other Party.

11.3.3 如果纳斯达克上市未在上市截止日期（或任何双方同意的延长期间）前完成，任一方均有权通过向另一方送达书面通知（下称“上市解除通知”）来整体解除本协议。

11.4 Upon valid exercise of the Right of Rescission by an Innocent Party pursuant to Clause 11.1.2(b) or 11.2.2(b), or by either Party serving a Listing Rescission Notice pursuant to Clause 11.3.3, the transaction shall be completely unwound to restore both Parties to their original positions, and the following shall apply:

11.4 在守约方根据第 11.1.2(b) 条或第 11.2.2(b) 条有效行使解除权，或任一方根据第 11.3.3 条送达上市解除通知时，本交易应被完全撤回，以恢复双方的原始状态，且以下规定应适用：

11.4.1 the Purchaser shall transfer back to the Vendor all of the Sale Shares, free of any encumbrances created by or through the Purchaser after Completion. The Parties shall, within fourteen (14) days of the date of the Rescission Notice, take all steps necessary to receive and give effect to such retransfer, including:

11.4.1 买方应将所有销售股份转回给卖方，不带交割后由买方或通过买方创设的任何权利负担。双方应在解除通知之日起十四（14）天内，采取一切必要步骤以接受并落实该等转回，包括：

(a) executing a Notarial Deed of Share Retransfer (Akta Jual Beli Saham) before a registered Indonesian notary re-registering the Sale Shares in the name of the Vendor;

(a) 在注册的印度尼西亚公证人面前签署股份转回公证契据（Akta Jual Beli Saham），将销售股份重新登记在卖方名下；

(b) submitting the necessary application to Kemenkumham to amend the Company’s deed of establishment to reflect the Vendor as the registered holder of seventy percent (70%) of the issued share capital; and

(b) 向 Kemenkumham 提交必要的申请，以修改公司的成立契据，以反映卖方为已发行股本百分之七十（70%）的登记持有人；及

(c) providing all corporate documents, identity documents, tax identification numbers (NPWP), and any other instruments required by the Indonesian notary or Kemenkumham to give effect to the retransfer.

(c) 提供印度尼西亚公证人或 Kemenkumham 为使该等转回生效所要求的所有公司文件、身份证明文件、税务识别号（NPWP）及任何其他文书。

11.4.2 all Consideration Shares shall be cancelled immediately and in their entirety whereby the Vendor hereby irrevocably appoints the Purchaser as its attorney-in-fact to execute all instruments necessary to effect such cancellation;

11.4.2 所有对价股份均应立即予以全部注销，为此卖方特此不可撤销地任命买方为其事实代理人（attorney-in-fact），以签署实施该等注销所必需的所有文书；

11.4.3 each Party shall bear its own legal and administrative costs in connection with the rescission. Any transfer taxes, stamp duties, or notarial fees arising from the retransfer of the Sale Shares back to the Vendor shall be borne solely by the Defaulting Party, or shared equally (50/50) if rescission occurs due to a failure to complete the NASDAQ Listing under Clause 11.3;

11.4.3 各方应自行承担其与解除协议相关的法律和行政成本。因销售股份转回给卖方而产生的任何转让税、印花税或公证费应由违约方独自承担，或者如果由于未能完成第 11.3 条项下的纳斯达克上市而解除协议，则由双方等额（50/50）分担；

11.4.4 Rescission shall be without prejudice to any rights or claims accrued prior to rescission. Specifically, the Indemnities in Clause 10 and the dispute resolution provisions shall survive the rescission of this Agreement.

11.4.4 解除协议不应损害解除前已产生的任何权利或索赔。具体而言，第 10 条中的补偿和争议解决条款在协议解除后应继续有效。

11.5 For the avoidance of doubt, the Right of Rescission may be exercised at any time within the Rescission Window.

11.5 为免生疑问，解除权可在解除窗口期内的任何时间行使。

11.6 Neither the Rescission Window nor any other time limit or exclusion shall apply in the event of fraud, fraudulent misrepresentation, or wilful misconduct by either Party, in which case the Innocent Party may rescind this Agreement in its entirety at any time.

11.6 如果任何一方存在欺诈、欺诈性虚假陈述或故意不当行为，则解除窗口期或任何其他时间限制或排除条款均不适用，在此情况下，守约方可随时整体解除本协议。

12. NOTICES

12. 通知

12.1 Contact Addresses and Numbers

12.1 联系地址及方式

The addresses and e-mail address of the Parties for the purpose of this Agreement are specified below:

就本协议而言，双方的地址和电子邮箱地址指定如下：

Purchaser / 买方:

V GALLANT LIMITED:

Address:

地址：

E-mail:

电子邮箱：

Attention:

收件人：

Vendor / 卖方:

香港泛盈科技有限公司 (HONG KONG FINE TECHNOLOGY CO., LIMITED):

Address:

地址：

E-mail:

电子邮箱：

Attention:

收件人：

12.2 Service of Notice

12.2 通知的送达

Except as stipulated otherwise in this Agreement, a notice, letter or other communication required or permitted (“Communication”), under this Agreement or by any written law related, ancillary or incidental to this Agreement, shall be served to the other Party in a manner as follows:

除非本协议另有规定，本协议项下要求或允许的、或与本协议相关、附属或附带的任何成文法要求的通知、信函或其他通讯（下称“通讯”），应通过以下方式之一送达给另一方：

12.2.1 by personal delivery by leaving the Communication at the Party’s current address for service;

12.2.1 专人送达，将通讯留于该方当前的送达地址；

12.2.2 by mailing the original copy of the Communication via prepaid registered post or by courier addressed to that Party at the Party’s current address for service;

12.2.2 邮寄送达，通过预付妥登普通邮寄或快递将通讯原件寄送至该方当前的送达地址；

12.2.3 by facsimile; or

12.2.3 通过传真；或

12.2.4 by attaching the scanned copy of the Communication in an email message and sending said email message to the Party’s current email address.

12.2.4 通过电子邮件，将通讯的扫描件作为电子邮件的附件发送至该方当前的电子邮箱地址。

12.3 Particulars for Services

12.3 送达详情

The particulars for service of the Vendor, for the purpose of this clause, are as stipulated above pursuant to Clause 12.1. The particulars for service of the Purchaser, for the purpose of this clause, are as stipulated above pursuant to Clause 12.1. The Parties may change its particulars for service by way of written notice to the other.

就本条而言，卖方的送达详情如第 12.1 条所述。就本条而言，买方的送达详情如第 12.1 条所述。双方可通过书面通知另一方的方式更改其送达详情。

12.4 Time of Service

12.4 送达时间

A Communication is deemed served:

通讯在以下情况下视为已送达：

12.4.1 if served personally or left at the Party’s current postal address for service, upon service;

12.4.1 如果是专人送达或留于该方当前的邮寄送达地址，于送达时；

12.4.2 if posted by international courier, three (3) Business Days after posting;

12.4.2 如果是通过国际快递邮寄，于寄出后三（3）个工作日；

12.4.3 if served by email, at the time transmission of such email provided always that the scanned copy of the Communication is attached therein and the sender has not received a failed or undeliverable message from the host provider of the recipient within twenty-four (24) hours from the time of transmission of the email; and

12.4.3 如果是通过电子邮件送达，于该电子邮件成功传输时，前提是通讯的扫描件已作为附件附于其中，且发送方在电子邮件传输后二十四（24）小时内未收到接收方主机服务商发出的失败或无法投递的消息；及

12.4.4 if a Party receive Communication by method (a) and (c) after 1700 hours local time of the place of receipt, the service is deemed completed at 0900 hours local time on the next Business Day.

12.4.4 如果一方通过方法 (a) 和 (c) 收到通讯的时间晚于接收地当地时间 17:00 点，则送达视为在下一个工作日的当地时间 09:00 点完成。

13. CONFIDENTIALITY

13. 保密性

13.1 The Parties agree that the contents of this Agreement and all information provided by one Party to the other Party in connection with this Agreement or in the course of the negotiations and all information concerning the matters contemplated in this Agreement (“Confidential Information”) shall, unless such information is required for the purpose of performing the Parties’ obligations contemplated in this Agreement, be held in strict confidence by each Party and its respective officers, employees, agents and servants and shall not be disclosed to any other party without the written consent of the Parties.

13.1 双方同意，本协议的内容以及一方就本协议或在谈判过程中向另一方提供的所有信息以及关于本协议所述拟定事项的所有信息（下称“保密信息”），除非是履行双方在本协议项下拟定的义务所必需，否则各方及其各自的高级职员、员工、代理人和雇员均应严格保密，未经双方书面同意，不得向任何其他第三方披露。

13.2 The Parties shall not make any announcement or disclosure of the Confidential Information, except where such Party reasonably determines that a disclosure or announcement is required by law, rule, regulation, judicial or government order, subpoena, the listing requirements of any stock exchange on which the shares of such Party or of its holding company are listed or other legal process, in which case such Party shall provide the other Party with written notice, to the extent practical and permitted by law, regulation or regulatory authority, of any such request or requirement so that the other Party may seek a protective order or other appropriate remedy provided that no such prior notification shall be required in respect of any disclosure to regulatory authorities or stock exchange having jurisdiction over the Party.

13.2 双方不得对保密信息作出任何公告或披露，除非该方合理地认定根据法律、规则、规章、法院或政府命令、传票、该方或其控股公司股份上市的任何证券交易所的上市要求或其他法律程序要求必须进行披露或公告。在此情况下，该方应在可行且法律、法规或监管机构允许的范围内，将任何该等请求或要求书面通知另一方，以便另一方寻求保护令或其他适当的救济，前提是对于向对该方拥有管辖权的监管机构或证券交易所进行的任何披露，不需要此类事先通知。

13.3 Nothing in this Agreement shall restrict the Parties’ right to use, disclose or otherwise deal with any of the Confidential Information in any of the following circumstances:

13.3 本协议中的任何内容均不应限制双方在以下任何情况下使用、披露或以其他方式处理任何保密信息的权利：

13.3.1 if and to the extent that such Confidential Information was in the public domain at the time that it was disclosed to a Party or subsequently becomes so otherwise than as a result of a breach of the provisions of this Agreement by the Party;

13.3.1 如果且在以下范围内：该保密信息在向该方披露时已经属于公共领域，或者随后并非因该方违反本协议规定而进入公共领域；

13.3.2 if such disclosure is required by law or by an order of a court of competent jurisdiction or any relevant regulatory authority which includes any stock exchange; or

13.3.2 如果该等披露是法律或具有管辖权的法院的命令或包括任何证券交易所在内的任何相关监管机构所要求的；或

13.3.3 if such disclosure is made to the Purchaser’s potential bona fide investors, financiers or carbon credit purchasers, provided that they are bound by equivalent confidential obligations.

13.3.3 如果该等披露是向买方的潜在诚信投资者、融资方或碳信用购买方作出的，前提是他们受到同等保密义务的约束。

13.4 This restriction shall continue to apply after the termination, rescission and Completion of this Agreement, but shall cease to apply to information or knowledge which may properly come into the public domain through no fault of the Parties so restricted.

13.4 在终止、解除及完成本协议后，本限制仍应继续适用，幕对于非因受限方过错而妥当进入公共领域的信息或知识，本限制应停止适用。

13.5 In addition to the above, until the Completion Date, no press release or other statement regarding this Agreement shall be issued by either Party without the prior written consent of the other Party, such consent to not be unreasonably withheld, conditioned or delayed, as to form, content, timing and manner of distribution or publication, provided that no Party shall be prevented from making any disclosure or announcement which is required to be made by law or pursuant to applicable legislation and the rules and policies of the British Virgin Islands, Indonesia, Hong Kong, NASDAQ, the U.S. Securities and Exchange Commission, or any other stock exchange on which the shares of either Party are listed.

13.5 除上述规定外，在交割日之前，未经另一方事先书面同意，任何一方均不得发布任何关于本协议的新闻稿或其他声明，关于该声明的形式、内容、时间和分发或发布方式的同意不应被无理拒绝、附加条件或推迟；但任何一方均不应被阻止根据法律或适用立法以及英属维尔京群岛、印度尼西亚、香港、纳斯达克、美国证券交易委员会或任何其他其中一方股份上市的证券交易所的规则和政策要求作出任何必须作出的披露或公告。

14. MISCELLANEOUS

14. 杂项

14.1 Governing Laws and Jurisdiction

14.1 准据法及管辖权

14.1.1 This Agreement and any dispute or claim arising out of or in connection with it or its subject matter (including without limitation any non-contractual obligations) shall be governed by and construed in accordance with the laws of Hong Kong.

14.1.1 本协议以及因本协议或其标的事项而产生的或与其相关的任何争议或索赔（包括但不限于任何非合同义务）应受香港法律管辖，并根据香港法律进行解释。

14.1.2 Any dispute, controversy, or claim arising out of or in connection with this Agreement, or the breach, termination, or invalidity thereof, shall be finally settled by arbitration administered by the Hong Kong International Arbitration Centre (HKIAC) in accordance with the HKIAC Arbitration Rules then in force.

14.1.2 因本协议引起的或与其相关的任何争议、分歧或索赔，或其违约、终止或无效，均应通过由香港国际仲裁中心（HKIAC）根据当时有效的《HKIAC仲裁规则》管理运作的仲裁进行最终裁决。

14.1.3 The place of arbitration shall be Hong Kong. The language of arbitration shall be English.

14.1.3 仲裁地点应为香港。仲裁语言应为英语。

14.2 Time

14.2 时间

Time is of the essence as regards all dates, periods of time and times specified in this Agreement.

14.2 就本协议中指定的所有日期、期限和时间而言，时间均为核心要素（Time is of the essence）。

14.3 Waiver and Exercise of Rights

14.3 权利的豁免与行使

14.3.1 A single or partial exercise or waiver of a right relating to this Agreement does not prevent any other and/or subsequent exercise of that right or the exercise of any other right.

14.3.1 单一或部分行使或豁免与本协议有关的权利，并不妨碍对该权利的任何其他和/或后续行使，亦不妨碍对任何其他权利的行使。

14.3.2 No Party will be liable for any loss or expenses incurred by another Party caused or contributed to by the waiver, exercise, attempted exercise, failure to exercise or delay in the exercise of a right.

14.3.2 任何一方均不对另一方因豁免、行使、试图行使、未能行使或延迟行使某项权利而导致或促成的任何损失或费用承担责任。

14.4 Further Assurance

14.4 进一步保证

The Parties covenant that they will each respectively sign, execute, do and procure all other persons or companies, if necessary, to execute and do all such further deeds, assurance, acts and things as may be necessary to give valid effect to the terms and conditions of this Agreement.

14.4 双方承诺，如有必要，其各自将签署、执行、从事并促使所有其他人员或公司执行和从事所有该等进一步的契据、保证、行为和事项，以使本协议的条款和条件有效生效。

14.5 Successors and Assigns

14.5 继承人及受让人

This Agreement shall be binding on and shall ensue for the benefit of each Party’s successors and assigns. Any reference in this Agreement to any of the Parties shall be construed accordingly.

14.5 本协议对各方的继承人和受让人具有约束力，且应为其利益而生效。本协议中凡提及任何一方时，均应作相应解释。

14.6 Counterparts

14.6 文本

This Agreement may be signed in counterparts. If signed by the Parties in respective counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

14.6 本协议可签署多份副本。如果由双方分别签署副本，每一份均应为原件，但所有副本共同构成同一份法律文书。

14.7 Illegality and Severability of Provisions

14.7 条款的违法性与可分割性

14.7.1 The illegality, invalidity or unenforceability of any provision of this Agreement under the law of any jurisdiction will not affect the legality, validity or enforceability of this Agreement as a whole under the law of any other jurisdiction, nor the legality, validity or enforceability of any other provision.

14.7.1 根据任何管辖区的法律，本协议任何条款的非法性、无效性或不可执行性，均不影响本协议作为一个整体在任何其他管辖区法律下的合法性、有效性或可执行性，亦不影响任何其他条款的合法性、有效性或可执行性。

14.7.2 If a provision in this Agreement is held to be illegal, invalid, void, voidable or unenforceable, that provision must be read down to the extent necessary to ensure that it is not illegal, invalid, void, voidable or unenforceable.

14.7.2 如果本协议中的某项条款被裁定为非法、无效、失效、可撤销或不可执行，则必须在必要的范围内对该条款进行限缩性解释，以确保其并非非法、无效、失效、可撤销或不可执行。

14.7.3 If it is not possible to read down the provision as required in this clause, that provision is severable without affecting the validity or enforceability of the remaining part of that provision or any of the other provisions in this Agreement.

14.7.3 如果无法按照本条的要求对该条款进行限缩性解释，则该条款是可分割的，而不影响该条款其余部分或本协议中任何其他条款的有效性或可执行性。

14.8 Costs and Expenses

14.8 成本与费用

14.8.1 The Parties shall bear their respective legal costs and expenses with respect to the negotiation, preparation and execution of this Agreement and other documents related, ancillary and incidental to this Agreement.

14.8.1 双方应自行承担其与本协议及与本协议相关、附属和附带的其他文件的谈判、准备和签署有关的各自法律成本和费用。

14.8.2 Any stamp duty related to Agreement and other documents related, ancillary and incidental to this Agreement shall be borne equally between the Parties.

14.8.2 与本协议以及与本协议相关、附属和附带的其他文件有关的任何印花税应由双方等额分担。

14.9 Assignment of this Agreement

14.9 本协议的转让

No Party shall assign, novate, transfer, mortgage, charge, subcontract, or deal in any other manner with any of its rights and obligations under this Agreement unless otherwise agreed in writing, by the other Party.

14.9 除非经另一方书面同意，否则任何一方均不得以任何其他方式转让、更替、转移、抵押、质押、分包或处理其在本协议项下的任何权利和义务。

14.10 Entire Agreement

14.10 完整协议

This Agreement contains the entire understanding between the Parties with respect to the subject matter and supersedes any prior written or oral agreement between them relating to it and may not be modified except in writing and signed by all Parties.

14.10 本协议包含了双方就本协议标的事项达成的完整理解，并取代双方此前就此达成的任何口头或书面协议，且除非采用书面形式并由所有当事方签署，否则不得进行修改。

15. TERMINATION

15. 终止

15.1 This Agreement may be terminated prior to Completion:

15.1 本协议可在交割前通过以下方式终止：

15.1.1 by mutual written agreement of the Parties at any time;

15.1.1 由双方随时达成一致的书面协议；

15.1.2 by the Purchaser, pursuant to Clause 4.2, if the Condition Precedent is not satisfied or waived by the Completion Date; or

15.1.2 由买方根据第 4.2 条，如果先决条件在交割日前未获得满足或豁免；或

15.1.3 by either Party, if the other Party has committed a material breach of its obligations under this Agreement that remains unremedied for fourteen (14) days after written notice specifying the breach.

15.1.3 由任一方，如果另一方严重违反其在本协议项下的义务，且在收到指明该违约行为的书面通知后十四（14）天内仍未进行补救。

15.2 Upon termination prior to Completion:

15.2 在交割前终止时：

15.2.1 neither Party shall have any further obligations to the other save for obligations already accrued prior to the date of termination;

15.2.1 除在终止日期前已产生的义务外，任何一方均不对另一方承担进一步的义务；

15.2.2 any Relevant Documents delivered pursuant to Clause 5.2 shall be returned promptly to the Vendor;

15.2.2 根据第 5.2 条交付的任何相关文件均应立即退还给卖方；

15.2.3 no Consideration Shares shall be issued or, if already issued, shall be cancelled and returned; and

15.2.3 不应发行对价股份，若已发行，则应予以注销并退还；及

15.2.4 the provisions of Clauses 13 (Confidentiality), 14.1 (Governing Law), and this Clause 15 shall survive termination.

15.2.4 第 13 条（保密性）、第 14.1 条（准据法）以及本第 15 条的规定在终止后应继续有效。

15.3 For the avoidance of doubt, after Completion, the Purchaser’s rights are governed by Clause 11 (Right of Rescission) and Clause 10 (Indemnities), and not by this Clause 15. Termination after Completion is not available save through the Right of Rescission mechanism.

15.3 为免生疑问，交割后，买方的权利受第 11 条（解除权）和第 10 条（补偿）管辖，而不受本第 15 条管辖。交割后无法直接终止，除非通过解除权机制。

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first written above.

以资兹证，双方已于文首所述日期正式签署本协议。

For and on behalf of / 代表	For and on behalf of / 代表
V GALLANT LIMITED	HONG KONG FINE TECHNOLOGY CO., LIMITED

/s/ Liu Ser Wei	/s/ Li Lu
Name: Liu Ser Wei / 刘思玮	Name: Mr Li Lu / 李露
Designation: Director / 董事	Designation: Director / 董事

Schedule 1 – Vendor’s Warranties

附表 1 – 卖方保证

For the purposes of this Schedule, the following definitions apply:

就本附表而言，适用以下定义：

(a) “Accounting Date” means in relation to any financial year of the Company, the last day of such financial year;

(a) “会计日期”指就公司的任何财政年度而言，该财政年度的最后一天；

(b) “Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling”, “controlled by” and “under common control with” shall be construed accordingly;

(b) “控制”指通过拥有表决权的证券、合同或其他方式，直接或间接拥有指导或促使指导某人管理和政策的权力，而“控制中”、“受控于”及“受共同控制”等词语应作相应解释；

1. Capacity, Authority and Corporate Organisation

1. 能力、授权与公司组织

1.1 Right, power, authority and action

1.1 权利、权力、授权与行动

1.1.1 the Vendor has full power and authority, without any further consent of any other person, to enter, execute, deliver and perform the terms and conditions of this Agreement;

1.1.1 卖方拥有充分的权力和授权，无需任何其他人的进一步同意，即可签署、执行、交付并履行本协议的条款和条件；

1.1.2 all acts, conditions and things required to be taken, fulfilled and done (including the obtaining of any necessary consents from third parties) in order to authorize, empower and enable it to lawfully enter into, exercise its rights and perform its obligations under this Agreement have been taken, fulfilled and done;

1.1.2 为授权、赋能并使其能够合法签署本协议、行使其在本协议项下的权利并履行其在本协议项下的义务而需要采取、履行和完成的所有行为、条件和事项（包括获得第三方的任何必要同意）均已采取、履行和完成；

1.1.3 this Agreement constitutes valid, legal and binding obligations on the Vendor, enforceable in accordance with its terms;

1.1.3 本协议构成了对卖方有效、合法且具有约束力的义务，可根据其条款予以执行；

1.1.4 the execution and delivery of this Agreement and performance of the obligations contained herein by the Vendor will not violate any applicable laws or documents to which the Vendor are a party or by which they are bound; and

1.1.4 卖方签署和交付本协议及履行其中所述义务不会违反任何适用法律或卖方作为当事方或对其有约束力的文件；及

1.1.5 the Vendor has not committed any act of bankruptcy or is an adjudicated bankrupt, and there does not exist any bankruptcy / winding-up proceeding or petition against the Vendor.

1.1.5 卖方未发生任何破产行为或被判定破产，且不存在任何针对卖方的破产/清算程序或申请。

1.2 The Sale Shares

1.2 销售股份

1.2.1 As at the date of this Agreement until Completion, the issued share capital of the Company is 20,000 ordinary shares and the Vendor is the legal and beneficial owner of the Sale Shares free from all encumbrances.

1.2.1 自本协议签署之日起直至交割，公司的已发行股本为 20,000 股普通股，且卖方是销售股份的法定和实益所有人，该等股份不带任何权利负担。

1.2.2 The Vendor own and control absolutely and without any restriction the exercise of each right and power attached to each Sale Share under applicable law, including, without limitation, the right to vote at any general meeting.

1.2.2 卖方绝对且不受任何限制地拥有并控制根据适用法律附属于每股销售股份的每项权利和权力的行使，包括但不限于在任何股东大会上的表决权。

1.2.3 The Vendor has not entered into any contract or arrangement in respect of the Sale Shares, the right to vote on the Sale Shares or in respect of the corporate governance of the Company.

1.2.3 卖方未就销售股份、销售股份的表决权或公司的公司治理签署任何合同或做出任何安排。

1.2.4 The Sale Shares comprise of 70% of the Company’s issued and paid-up share capital.

1.2.4 销售股份占公司已发行和实缴股本的 70%。

1.2.5 There is no agreement, arrangement or obligation to create or give any encumbrances, in relation to any of the issued or unissued shares in the capital of the Company.

1.2.5 不存在任何关于创设或给予公司资本中任何已发行或未发行股份的权利负担的协议、安排或义务。

1.2.6 There is no right of pre-emption and no restriction on transfer over the Sale Shares nor agreement, arrangement or obligation requiring the creation, allotment, issue, transfer, redemption or repayment of, or the grant to a person of the right (conditional or not) to require the allotment, issue, transfer, redemption or repayment of, a share in the capital of the Company (including, without limitation, an option or right of pre-emption or conversion or right of first refusal).

1.2.6 销售股份不存在优先购买权及任何转让限制，亦无任何协议、安排或义务要求创设、分派、发行、转让、赎回或偿还公司的股份，或授予任何人要求分派、发行、转让、赎回或偿还公司资本中股份的权利（无论是否附带条件）（包括但不限于期权、优先购买权、转换权或优先拒绝权）。

1.2.7 On Completion Date, the Purchaser shall be able to register the Sale Shares in the name of the Purchaser.

1.2.7 在交割日，买方应能够将销售股份登记在买方名下。

2. The Company and Subsidiaries

2. 公司及子公司

2.1 Incorporation and existence of the Company

2.1 公司的成立和存续

The Company:

公司：

(a) has been duly incorporated and is validly existing under the laws of Indonesia; and

(a) 根据印度尼西亚法律正式成立并有效存续；及

(b) has the power to own its own assets and carry on its business as it is now being conducted.

(b) 拥有拥有其自身资产并经营其目前正在进行的业务的权力。

2.2 Memorandum and Articles of Association (“M&A”)

2.2 组织大纲及章程（“章程”）

If applicable, the Company is operating and has always operated its business and all other affairs of the Company in all respects in accordance with its M&A at the relevant time.

（若适用）公司在经营其业务以及公司所有其他事务时，在所有方面始终符合其在相关时间的章程。

2.3 Registers etc.

2.3 登记册等

Each register, minute book and other book which the Act requires the Company to keep has been properly kept, is up-to-date and contains a complete and accurate record of the matters which it is required by the Act to record. No notice has been received or allegation made that a register or book is incorrect or should be rectified.

法律要求公司保留的每份登记册、会议记录簿和其他账簿均已妥善保留、为最新内容，并包含对法律要求其记录的事项的完整且准确的记录。未收到任何关于登记册或账簿不正确或应予更正的通知或指控。

2.4 Returns etc.

2.4 申报表等

All returns, particulars, resolutions and other documents required to be delivered by the Company to the Ministry of Law and Human Rights of Indonesia (Kementerian Hukum dan HAM) or another governmental or other Public Authority or agency have been properly and duly prepared and delivered.

公司被要求向印度尼西亚法律与人权部（Kementerian Hukum dan HAM）或其他政府或其他公共机构或部门交付的所有申报表、详情、决议和其他文件均已妥善、正式地准备并交付。

2.5 Power of attorney/agency

2.5 授权书/代理权

(a) There are no powers of attorney granted by the Company which remains in force.

(a) 不存在公司授予的且依然有效的任何授权书。

(b) No person not being an employee of the Company is authorised to act as agent for the Company or bind the Company other than the directors of the Company.

(b) 除公司董事外，任何非公司员工的人员均无权作为公司的代理人行事或对公司具有约束力。

3. Books and Records

3. 账簿与记录

3.1 All the accounts, books, ledgers, financial and other records of whatsoever kind of the Company have been fully, properly and accurately kept and completed in accordance with the requirements of all relevant statutes.

3.1 公司所有种类的所有账户、账簿、分类账、财务和其他记录均已根据所有相关法规的要求完整、妥善且准确地保存和填列。

3.2 The accounts books and records of the Company disclose and make proper provision or reserve for, or note of, all contingent liabilities, capital or burdensome commitments and deferred Taxation.

3.2 公司的账簿和记录披露了所有或有负债、资本或沉重承诺以及递延税项，并为此作出了妥善的准备金或准备，或予以注明。

4. Licenses

4. 许可

4.1.1 The Company has attended to the necessary registrations and procured all necessary licences, consent, permits and authorisations (“Licenses”) to carry on its trade or business.

4.1.1 公司已办理了必要的登记，并获得了开展其贸易或业务所需的所有必要许可、同意、执照和授权（下称“许可”）。

4.1.2 The Licenses are valid and subsisting and in full force and effect and there is no reason for any of the Licenses to be suspended, cancelled, revoked, varied or not renewed as a result of the sale and transfer of the Sale Shares to the Purchaser or otherwise.

4.1.2 该等许可均有效、存续且具有完整的法律效力，不存在由于向买方出售和转让销售股份或其他原因导致任何许可被暂停、取消、撤销、变更或不予续展的理由。

5. Litigation

5. 诉讼

5.1.1 The Company is not engaged, whether as plaintiff or defendant, in any litigation, arbitration proceedings or prosecution and no such litigation, proceeding or prosecution is pending or threatened.

5.1.1 公司未作为原告或被告参与任何诉讼、仲裁程序或起诉，且不存在任何该等未决或面临威胁的诉讼、程序或起诉。

5.1.2 There is no order, decree or judgment of any court or governmental agency or public authority in any country against the Company which may have a material adverse effect upon the assets or business of the Company.

5.1.2 没有任何国家针对公司的任何法院或政府机构或公共机构的命令、法令或判决可能对公司的资产或业务产生重大不利影响。

5.1.3 There is not and has not been, in respect of the Company or any part of its business or assets:

5.1.3 就公司或其任何部分的业务或资产而言，现在和过去均不存在：

(i) any order made, petition presented or resolution passed (and no meeting has been convened at which such a resolution is proposed) for its winding up;

(i) 为其清算而作出的任何命令、提交的申请或通过的决议（且未召集任何拟提议该等决议的会议）；

(ii) any voluntary arrangement or administrative order;

(ii) 任何自愿安排或行政命令；

(iii) any proposal or petition or any distress, execution or other process levied;

(iii) 任何提议或申请，或征收的任何扣押、执行或其他程序；

(iv) any receiver, administrative receiver, administrator or other encumbrance appointed;

(iv) 指定的任何接收人、行政接收人、管理人或其他权利负担；

(v) any unfulfilled or unsatisfied judgment or court order outstanding; or

(v) 任何未履行或未满足的未决判决或法院命令；或

(vi) any circumstances which might lead to the occurrence of any of the above events.

(vi) 可能导致上述任何事件发生的任何情况。

5.1.4 There is no current, on-going, pending or threatened litigation by or against the Vendor which may adversely affect the ability of the Vendor to fulfil and discharge all or any of its obligations under this Agreement.

5.1.4 不存在任何针对或由卖方提出的当前的、持续的、未决的或面临威胁的诉讼，可能对卖方履行和解除其在本协议项下的全部或任何义务的能力产生不利影响。

5.1.5 There is no order, decree or judgment of any court or governmental agency or Public Authority in Hong Kong or any foreign country against the Vendor which may adversely affect the ability of the Vendor to fulfil and discharge all or any of its obligations under this Agreement.

5.1.5 不存在香港或任何外国的任何法院或政府机构或公共机构针对卖方的任何命令、法令或判决，可能对卖方履行和解除其在本协议项下的全部或任何义务的能力产生不利影响。

6. Real Estate

6. 房地产

6.1 The Company does not own, whether legally or beneficially, any landed property.

6.1 公司在法律上或实益上均不拥有任何土地财产。

7. Consequences of Purchase by The Purchaser

7. 买方购买的后果

7.1 The Company is not a party to, nor is it bound or affected by or subject to, any Encumbrance, lease, agreement, deed, commitment, document, instrument, statute, legislation, regulation, judgment, order, decree or law which would be violated, contravened or under which a default would arise, as a result of the purchase of the Sale Shares by the Purchaser or performance by the Company of the actions contemplated by this Agreement and such purchase or performance will not:

7.1 公司并非任何权利负担、租赁、协议、契据、承诺、文件、文书、法规、立法、规章、判决、命令、法令或法律的当事方，亦不受其约束或影响，该等内容会因买方购买销售股份或公司履行本协议拟定的行动而被违反、抵触或导致违约，且该等购买或履行不会：

(a) result in the Company losing the benefit of any right or privilege it presently enjoys;

(a) 导致公司失去其目前享有的任何权利或特权的利益；

(b) relieve any person of any contractual obligation to the Company or enable any person to terminate any such obligation or any right or benefit enjoyed by the Company or to exercise any right under any agreement with the Company;

(b) 免除任何人对公司的任何合同义务，或使任何人能够终止任何该等义务或公司享有的任何权利或利益，或行使与公司达成的任何协议项下的任何权利；

(c) result in any present or future indebtedness of the Company becoming due or capable of being declared due and payable prior to its stated maturity;

(c) 导致公司的任何当前或未来债务在明示到期日之前到期或能够被宣布到期并应付；

(d) cause the Company to be in breach of any obligations to a third party; or

(d) 导致公司违反其对第三方的任何义务；或

(e) cause the termination of or give rise to a right to any party to terminate any agreement entered into by the Company.

(e) 导致任何由公司签署的协议终止或赋予任何当事方终止该等协议的权利。

8. Delegation of Authority

8. 授权委托

8.1 There are no delegations of authority or powers of attorney given by the Company which are in force.

8.1 不存在公司给予的且依然有效的任何授权委托或授权书。

8.2 No person, as agent or otherwise, is entitled or authorised to bind or commit the Company to any obligation not in the ordinary and proper course of its business.

8.2 任何人员（作为代理人或其他身份）均无权或未获授权使公司承担任何不属于其正常和适当业务范围的义务。

9. Employment

9. 雇佣

9.1 The Company does not have any present or contingent liability to its former employee (if any) for any entitlements arising out of any employment by the Company.

9.1 对于因公司的任何雇佣而产生的任何权利，公司对其前员工（如有）不承担任何当前或或有负债。

10. Forest Utilisation Permits and Carbon Project Compliance

10. 森林利用许可与碳项目合规性

10.1 Each Forest Utilisation Permit held by each Land Entity is: (i) validly issued by the competent authority; (ii) in full force and effect; (iii) not subject to any condition of revocation, suspension, or reduction in area; (iv) not in breach of any material term or condition; and (v) not subject to any pending review, show-cause notice, or adverse recommendation from MoEF or any other Public Authority.

10.1 各土地实体持有的每份森林利用许可均：(i) 由主管当局有效颁发；(ii) 具有完整的法律效力；(iii) 不受任何撤销、暂停或减少面积的条件的约束；(iv) 未违反任何重大条款或条件；及(v) 不受环境与林业部（MoEF）或任何其他公共机构的任何待决审查、辩明原因通知或不利建议的约束。

10.2 Each Land Entity is in full compliance with its PBPH obligations and has duly submitted all required periodic reports, including the RKT (Annual Work Plan) and RKU / RKUPHHK (Long-Term Work Plan), to MoEF on a timely basis. No Land Entity has received any notice of non-compliance, late filing, or failure to report.

10.2 各土地实体完全遵守其 PBPH 义务，并已按时向 MoEF 妥善提交了所有要求的定期报告，包括 RKT（年度工作计划）和 RKU / RKUPHHK（长期工作计划）。没有任何土地实体收到任何非合规、延迟提交或未报告的通知。

10.3 There are no active, pending, or threatened community land disputes, customary rights claims (hak ulayat), or protests affecting any Site. No judicial, arbitral, or administrative proceeding has been commenced or threatened by any local community, adat rights holder, or third party in relation to any Site.

10.3 不存在任何影响任何场地的活跃的、未决的或面临威胁的社区土地纠纷、习惯权利主张（hak ulayat）或抗议。没有任何当地社区、adat 权利持有人或第三方就任何场地发起或威胁发起任何司法、仲裁或行政程序。

10.4 Each Carbon Agreement is: (i) valid, binding, and enforceable; (ii) in full force and effect; (iii) not subject to any notice of breach or termination; and (iv) not affected by any change-of-control, assignment restriction, or third-party consent requirement triggered by the Completion. The Vendor is not aware of any fact that may give rise to a right of termination under any Carbon Agreement;

10.4 每份碳协议均：(i) 有效、具有约束力且可执行；(ii) 具有完整的法律效力；(iii) 不受任何违约或终止通知的约束；且 (iv) 不受因交割而触发的任何控制权变更、转让限制或第三方同意要求的影响。卖方不知悉任何可能导致任何碳协议项下终止权的事实；

10.5 No commercial timber harvesting, logging, selective felling, or forest conversion activity has occurred at any Site in the twenty-four (24) months preceding the date of this Agreement that was not disclosed to the Purchaser in writing prior to signing. No application for a logging or timber harvesting quota has been submitted in respect of any Site for the 2025 or 2026 quota year. Unless otherwise disclosed and no fact or circumstance exists that would threaten, impair, or eliminate the Additionality requirements applicable to any Site under any carbon crediting standard (including VCS, GS, or SPE-GRK).

10.5 在本协议签署之日前二十四（24）个月内，任何场地上均未发生未在签署前书面披露给买方的任何商业木材采伐、伐木、选择性采伐或森林转换活动。未就任何场地提交 2025 或 2026 配额年度的伐木或木材采伐配额申请。除非另有披露，否则不存在任何会威胁、损害或消除任何碳信用标准（包括 VCS、GS 或 SPE-GRK）下适用于任何场地的额外性（Additionality）要求的事实或情况。

10.6 The aggregate forest area eligible for carbon credit generation across all four Sites is not less than 100,000 hectares, as represented in the Carbon Agreements. No material portion of this area is subject to encroachment, logging, conversion, or exclusion that would reduce the verified eligible area below 80,000 hectares.

10.6 正如碳协议中所陈述的，所有四个场地中符合碳信用产生条件的森林总面积不少于 100,000 公顷。该面积的任何重部分均不存在会使经核实的合规面积减少至 80,000 公顷以下的侵占、采伐、转换或排除情况。

10.7 Each Land Entity holds a current and valid SKKLH (Environmental Feasibility Decree) and Persetujuan Lingkungan for its respective Site. The NIB (Nomor Induk Berusaha) of each Land Entity is effective, operational, and properly linked to the relevant environmental clearance such that each Land Entity is lawfully authorised to carry out its stated business activities, including carbon credit development.

10.7 各土地实体就其各自场地均持有当前且有效的 SKKLH（环境可行性法令）和 Persetujuan Lingkungan（环境批准）。各土地实体的 NIB（商业登记号）均有效、在运，且已与相关的环境许可妥善关联，从而使各土地实体获得法律授权以开展其所述业务活动（包括碳信用开发）。

10.8 Each Land Entity has fully complied with the mandatory “Boundary Setting” (Penataan Batas) requirements under Indonesian Government Regulation 23/2021, and specifically for PT SRP, boundaries have been finalized and fixed by Ministerial Decree in 2023.

10.8 各土地实体完全遵守了印度尼西亚政府第 23/2021 号法规项下的强制性“边界设定”（Penataan Batas）要求，特别是对于 PT SRP，其边界已于 2023 年通过部长法令最终确定并固定。

10.9 The PBPH licenses for the Land Entities are valid as follows: PT SRP until November 11, 2057 (87,543.48 Ha); PT KRBB as specified in SK.263/MENHUT-II/2004 (43,810 Ha); PT MAK as specified in SK.643/MENLHK/SETJEN/HPL.0/9/2021 (81,855 Ha); and PT KGR until September 22, 2076 (28,075 Ha).

10.9 土地实体的 PBPH 许可证有效期如下：PT SRP 至 2057 年 11 月 11 日（87,543.48 公顷）；PT KRBB 见 SK.263/MENHUT-II/2004（43,810 公顷）；PT MAK 见 SK.643/MENLHK/SETJEN/HPL.0/9/2021（81,855 公顷）；及 PT KGR 至 2076 年 9 月 22 日（28,075 公顷）。

10.10 Each Land Entity has submitted the required Work Plans (RKU) and annual utilisation reports, and has not abandoned its concession area in any manner that would justify license forfeiture under Government Regulation 23/2021.

10.10 各土地实体均已提交要求的工作计划（RKU）和年度利用报告，且未以任何会导致根据第 23/2021 号政府法规被没收许可证的方式放弃其特许权区域。

Schedule 2 – Purchaser’s Warranties

附表 2 – 买方保证

1. Existence and Capacity of the Purchaser

1. 买方的存续与能力

1.1 The Purchaser has full power and authority to enter into this Agreement and performs its obligations herein contained.

1.1 买方拥有充分的权力和授权来签署本协议并履行其在此包含的义务。

1.2 All acts, conditions and things required to be taken, fulfilled and done (including the obtaining of any necessary consents from third parties) in order to authorize, empower and enable it to lawfully enter into, exercise its rights and perform its obligations under this Agreement have been taken, fulfilled and done.

1.2 为授权、赋能并使其能够合法签署本协议、行使其在本协议项下的权利并履行其在本协议项下的义务而需要采取、履行和完成的所有行为、条件和事项（包括获得第三方的任何必要同意）均已采取、履行和完成。

1.3 This Agreement constitutes valid, legal and binding obligations on the Purchaser, enforceable in accordance with its terms.

1.3 本协议构成了对买方有效、合法且具有约束力的义务，可根据其条款予以执行。

1.4 The execution and delivery of this Agreement and performance of the obligations contained herein by the Purchaser will not violate any applicable laws or documents to which the Purchaser is a party or by which it is bound.

1.4 买方签署和交付本协议及履行其中所述义务不会违反任何适用法律或买方作为当事方或受其约束的文件。

1.5 The Purchaser has not committed any act of bankruptcy or is an adjudicated bankrupt, and there does not exist any bankruptcy / winding-up proceeding or petition against the Purchaser.

1.5 买方未发生任何破产行为或被判定破产，且不存在任何针对买方的破产/清算程序或申请。

2. No Conflicting Obligations

2. 无冲突义务

2.1 The execution and performance of this Agreement will not conflict with, breach, or result in a default under any agreement, arrangement, or obligation to which the Purchaser is a party or by which it is bound.

2.1 本协议的签署和履行不会与买方作为当事方或受其约束的任何协议、安排或义务产生冲突、构成违反或导致违约。

2.2 The Purchaser has obtained all necessary consents, approvals, and authorizations required to enter into and perform its obligations under this Agreement.

2.2 买方已获得签署并履行其在本协议项下义务所需的所有必要同意、批准和授权。

2.3 The Purchaser is not subject to any restriction, limitation, or obligation that would prevent or impede the issuance of the Consideration Shares on the Completion Date.

2.3 买方不受任何会阻止或阻碍在交割日发行对价股份的限制、局限或义务的约束。